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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **November, 2009**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: November 24, 2009

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106

LISTED: STANDARD & POORS   OTCBB:RYSMF

FOR IMMEDIATE RELEASE

GOLDWEDGE UNDERGOUND PROGRAM
NYE COUNTY, NEVADA

MANHATTAN, NEVADA, NOVEMBER 24, 2009, ROYAL STANDARD MINERALS INC. ("RSM") has continued with the evaluation of the underground development program on the 100% owned Goldwedge property located in Nye County, Nevada. For our new shareholders, currently there are essentially two areas of development the "A" zone and the "B" zone in the southern portion of the property that have been completed by the company over the past 2-3 years. These underground developments are accessible via a decline occur at the top of the gold mineralized system within 250 feet of vertical depth. The evaluation of the main gold mineralized structure that represents one of several smaller structures within a complexly faulted continuous mineralized system that includes free gold mineralization and gold as inclusions in a calcite gangue within a limestone host. Gold occurs in high angle fractures and bedding planes within the carbonate host unit has been confirmed by surface drilling and underground exploration.

A review of the underground progress includes drifting in four areas between the A zone decline and the B zone decline an interval that includes between 300 feet of strike length and a vertical extent of about two hundred feet contains at least four (4) gold mineralized structural zones based on the surface drilling and underground development. Surface drill grades and underground sampling indicates the presence several undisturbed gold mineralized zones remaining in this area that we believe can be developed in an area that represents the upper most, near surface portion of the gold system. Underground drifting included the construction of cross cuts and extending both declines 'A' and 'B'. This work advanced the "B" zone, a separate decline, developed northwest and on strike of the "A" decline. This effort identified three areas with quality gold grades, resulting in a decline rib sampling return indicated thickness of 25 feet of 0.575 opt/gold and two separate zones in this area with indicated thicknesses of 15 feet each returned grades of 0.275 opt and 0.436 opt gold, respectively. (The gold fire assay analytical work was completed by the Company's in house laboratory.) This gold mineralization was included within a 110-120 feet wide interval of a lower grade (0.01-0.10 opt gold), but quite significant, gold values are evident.

Gold mineralization occurring within the main zone within the A zone has been reported previously for the "F" cross cut area where the main zone is more than 50 feet wide and may represent the continuation of the "B" zone mineralization indicated above that occurs above and on strike several hundred feet toward the north of potentially mineable gold bearing zone located on the southern portion of the property.

The Company continues with its renovations of its existing mill facility in order to process gold more efficiently with better recovery values at lower cost per ounce produced.

Royal Standard Minerals, Inc. owns and controls several precious metal properties in the State of Nevada. Nevada is the 4th largest producer of gold in the world and the largest US domestic producer. The gold mining industry of Nevada produces almost 7.5% of the worlds gold supply and almost 80% of all gold produced in the USA, http://www.nevadamining.org/documents/Economic_Overview_08.pdf.

RYSMF (C.U.S.I.P780919106 is a natural resource exploration and development company, www.royalstandardminerals.com

For further information about this release contact Mr. Roland Larsen, (775) 487-2454 and/or Mr. Rich Kaiser, Investor Relations, 800-631-8127.

Royal Standard Minerals cautions that the statements made in this press release constitute forward looking statements, and no guarantees of future performance and actual results or developments may differ materially from the projections in the forward-looking statements. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made.